QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For                   PRESS RELEASE ISSUED ON DECEMBER 9, 2002

        QUEBECOR WORLD INC. (Formerly known as Quebecor Printing Inc.)

(Translation of Registrant's Name into English)

                  612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

                  (Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F                                                                      Form 40-F     X

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                                                                      No     X

QUEBECOR WORLD INC.
(Formerly known as Quebecor Printing Inc.)
Filed in this Form 6-K

         Documents index

1.
Press Release issued on December 9, 2002 (#26/02)

December 9, 2002	26/02
For immediate release	Page 1 of 2

QUEBECOR WORLD AWARDED MULTI-YEAR CONTRACTS FROM
SIMON & SCHUSTER VALUED AT $230 MILLION DOLLARS

Greenwich, Conn/New York — Quebecor World Inc. (NYSE, TSX: IQW) has been awarded contracts for the exclusive production of the majority of Simon & Schuster book product formats. These multi-year contracts, having a total sales potential of $230 million, extend a longstanding relationship between Simon & Schuster and Quebecor World.

"Our new, expanded relationship with Quebecor World highlights the advantages of sole sourcing and mutual benefits of closely aligning our production processes with one major player. We look forward to working with them on advances in technology, streamlining operations, and improving our time to market," said Sam Judd, Senior Vice President, Chief Financial Officer of Simon & Schuster.

Jerry Allee, Quebecor World Book Service President, North America stated "We are excited to have been awarded this contract to expand our relationship with Simon & Schuster. They are one of the world's largest publishers of best selling novels and at any one time their titles make up approximately one-third of the top ten of the New York Times best seller lists. It is our intent to continue to help our customers leverage their own economies of scale, as we work together to optimize the print production supply chain".

The majority of the production will take place at Quebecor World's Buffalo, Fairfield and Martinsburg plants. Additionally, Quebecor World has invested in a Digital Trade Module in its Martinsburg facility. This module is completely operational and was established to support the efficient production of run lengths of under 500 units.

"This unique, customized process allows Quebecor World to ensure publishers such as Simon & Schuster that their titles will always be in print," said Mr. Allee. "This is one more example of how we are developing new services to respond to our customers ever changing needs. Quebecor World's leading edge book printing technology guarantees the life of our customers books and creates a whole new market opportunity for them without increasing inventories."

For immediate release

About Simon & Schuster

Simon & Schuster, part of the entertainment operation of Viacom Inc., is a global leader in the field of general interest publishing, dedicated to providing the best in fiction and nonfiction for consumers of all ages, across all printed, electronic and multi-media formats. Its divisions include the Simon & Schuster Adult Publishing Group, Simon & Schuster Children's Publishing, Simon & Schuster New Media, Simon & Schuster Online, Simon & Schuster U.K.. and Simon & Schuster Australia.

Web address: www.simonsays.com

ABOUT QUEBECOR WORLD

Quebecor World Inc. (NYSE; TSX: IQW) is the largest commercial printer in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

For further information please contact:

Ann Marie Bushell, Quebecor World North America
Executive Vice President
Sales & Marketing
annmarie.bushel@quebecorworld.com
212-583-6528
Adam Rothberg, Simon & Schuster
VP. Corporate Communications
adam.rothberg@simonandschuster.com
212-698-1132

Jeremy Roberts	Tony Ross
Vice-President,	Director, Communications
Corporate Finance and	Quebecor World Inc.
Investor Relations	(514) 877-5317
Quebecor World Inc.	(800) 567-7070
(514) 877-5118 (800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.
By:	/s/ CHRISTIAN M. PAUPE Name: Christian M. Paupe Title: Executive Vice President, Chief Administrative Officer and Chief Financial Officer

Date: December 9, 2002

QuickLinks

QUEBECOR WORLD INC. (Formerly known as Quebecor Printing Inc.) Filed in this Form 6-K
QUEBECOR WORLD AWARDED MULTI-YEAR CONTRACTS FROM SIMON & SCHUSTER VALUED AT $230 MILLION DOLLARS
SIGNATURES